Exhibit 12

NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

EXHIBIT 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s consolidated ratios of earnings to fixed charges for the periods as shown (dollars in thousands).

	2009	2008	2007	2006	2005

Net Earnings, before Extraordinary Item	$54,810	$117,153	$154,599	$181,800	$74,614

Fixed Charges:
Interest on Indebtedness	60,094	63,746	53,359	48,947	37,499
Amortization of Discount Relating to Indebtedness	6,006	5,670	2,724	860	104
Amortization of Interest Rate Hedges	(159)	(162)	(309)	(345)	(326)
Amortization of Deferred Charges	3,400	3,016	2,036	1,595	1,508

	69,341	72,270	57,810	51,057	38,785

Net Earnings Before Fixed Charges	$124,151	$189,423	$212,409	$232,857	$113,399

Divided by Fixed Charges
Fixed Charges	$69,341	$72,270	$57,810	$51,057	$38,785
Capitalized and Deferred Interest	1,243	2,014	3,718	2,278	2,563

	$70,584	$74,284	$61,528	$53,335	$41,348

Ratio of Net Earnings to Fixed Charges	1.76	2.55	3.45	4.37	2.74

Net Earnings Before Fixed Charges	$124,151	$189,423	$212,409	$232,857	$113,399
Gain of Disposition of DC Office Buildings (May 2006)	—	—	—	(59,496)	—

	$124,151	$189,423	$212,409	$173,361	$113,399

Ratio of Net Earnings to Fixed Charges adjusted for DC Office Bldgs	1.76	2.55	3.45	3.25	2.74

Preferred Stock Dividends
Series A Preferred Stock	$—	$—	$—	$4,376	$4,008
Series B Convertible Preferred Stock	—	—	—	419	1,675
Series C Redeemable Preferred Stock	6,785	6,785	6,785	923	—

Total Preferred Stock Dividends	$6,785	$6,785	$6,785	$5,718	$5,683

Combined Fixed Charges and Preferred Stock Dividends	$77,369	$81,069	$68,313	$59,053	$47,031

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.60	2.34	3.11	3.94	2.41

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends adjusted for DC Office Bldgs	1.60	2.34	3.11	2.94	2.41

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